(Mark One)	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to ________

Commission File Number 1-8097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ

ENSCO SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Ensco Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ensco Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ensco Savings Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information in the accompanying schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Whitley Penn LLP

Houston, Texas
June 17, 2016

ENSCO SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS:
Investments, at fair value	$450,892,098	$511,460,222
Receivables:
Employer contributions	13,999,201	20,026,151
Participant contributions	610,489	871,436
Notes receivable from participants	19,367,172	23,473,749
NET ASSETS AVAILABLE FOR BENEFITS	$484,868,960	$555,831,558
The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$10,406,364	$14,534,000
Participant contributions	25,088,831	31,147,252
Employer contributions	26,327,418	36,056,136
Net depreciation in the fair value of investments	(16,768,370)	(10,089,351)
Interest income on notes receivable from participants	918,507	904,285
Other income	388,089	441,082
Total additions	46,360,839	72,993,404

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	117,187,335	39,767,896
Fees	136,102	167,553
Total deductions	117,323,437	39,935,449

NET (DECREASE) INCREASE IN NET ASSETS	(70,962,598)	33,057,955

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	555,831,558	522,773,603

End of year	$484,868,960	$555,831,558
The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. PLAN ORGANIZATION AND DESCRIPTION
The Ensco Savings Plan (the “Plan”) is a defined contribution plan available to employees (“Eligible Employees”) of Ensco plc and subsidiary companies (the “Company” or “Ensco”). ENSCO International Incorporated, a wholly-owned subsidiary of the Company, is the Plan Sponsor. The Plan was established to provide a retirement benefit for eligible employees through Company annual discretionary contributions and matching contributions based on eligible employee contributions and to promote and encourage eligible employees to provide additional security and income for their retirement through a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation

Eligible Employees of the Company may participate in the Plan upon meeting certain age requirements, except for those employees, if any, who are covered by a collective bargaining agreement with retirement benefits that are subject to good faith bargaining between the Company and the employee representative (unless the agreement requires inclusion in the Plan), contract employees and certain non-resident employees.

Eligible Employees participate in the discretionary contribution feature of the Plan after completing at least 90 days of continuous full-time employment if they are employed at calendar year-end or reach the normal retirement age during the calendar year. All contributions are at the discretion of the Company’s Board of Directors as disclosed below.

Contributions

Participants in the Plan (“Plan Participants”) may elect to make contributions to the Plan through salary deferrals (“Savings Contributions”), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code (the “Code”). Under the Plan, Savings Contributions are limited to 50% (up to 15%, or such lesser percentage established by the Administrator, for highly compensated Plan Participants) of the participant’s compensation, subject to the annual dollar limitation set forth in Section 402(g) of the Code ($18,000 and $17,500 for the years ended December 31, 2015 and 2014, respectively). Plan Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions. An individual’s total catch-up contributions during 2015 and 2014 could not exceed $6,000 and $5,500, respectively. Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan document.

At the discretion of its Board of Directors, the Company may make contributions to the Plan (“Matching Contributions”) in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant Eligible Employee accounts as follows:

Contribution Level	Matching Percentage
	2015	2014
First 5% of eligible compensation	100%	100%

Total Matching Contributions, net of forfeitures of $3.1 million and $1.9 million, for the years ended December 31, 2015 and 2014 were $12.7 million and $16.7 million, respectively.

Also at the discretion of the Board of Directors, following the close of a fiscal year, the Company may also make a contribution of 5% of each Plan Participant’s base salary during the plan year (“5% Contributions”). The 5% Contributions totaled $13.6 million, net of forfeitures of $1.0 million, and $19.4 million during the year ended December 31, 2015 and 2014.

Statutory limits on the sum of a participant’s annual Savings Contributions, Matching Contributions and Annual Contributions were the lesser of $53,000 and $52,000 for 2015 and 2014, respectively, or 100% of the Plan Participant’s compensation. Under certain circumstances, Plan Participants may make contributions to the Plan in the form of rollover contributions (“Rollover Contributions”).

Plan Administration

T. Rowe Price Trust Company (“T. Rowe Price”) serves as the asset custodian, recordkeeper, and investment manager for the Plan’s trust fund and executes all investment actions at the discretion of Plan Participants. T. Rowe Price performs all recordkeeping services.

Vesting

A Plan Participant’s Matching Contribution account balance and the Annual Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage
Less than one year	0%
One year	33%
Two years	67%
Three or more years	100%

A Plan Participant shall become fully vested in his or her Matching Contribution account balance and Annual Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a full termination of the Plan. A Plan Participant’s Savings Contribution account balance and Rollover Contribution account balance are fully vested at all times.

The non-vested portion of Matching Contribution account balances and Annual Contribution account balances of terminated Plan Participants are forfeited (“forfeitures”) to the Plan and may be used to reduce the amount of employer contributions. The Plan used forfeitures of approximately $4.1 million, including $1.0 million from the 5% Contribution Forfeiture Account, and $1.9 million to reduce a portion of the Company’s Matching Contributions during the years ended December 31, 2015 and 2014, respectively.

Distributions

Distributions of a Plan Participant’s Savings Contribution account, Rollover Contribution account and the vested portion of a participant’s Matching Contribution account and Annual Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service (“IRS”) regulations. As of December 31, 2015 and 2014, distributions of approximately $420,000 and $100,000, respectively, were requested by Plan Participants but had not yet been paid.

Hardship Withdrawals

Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account balance from the Plan. In order to qualify for a hardship withdrawal, the participant must first obtain all in-service distributions and/or loans available from this Plan and all other plans of the employer.  All cases of hardship must be presented in writing to, and approved by, the Plan Recordkeeper.  Additional supporting documentation from

Plan Participants to substantiate any case of hardship may be required before making a determination. The Plan Recordkeeper may, at its discretion, approve all or part of the withdrawal request. Participants that elect to make hardship withdrawals are suspended for six months from making contributions to the Plan. Hardship withdrawals are recorded as distributions in the period in which they are disbursed.

Investments

The Plan allows participants to direct all contributions among a number of different investment funds managed or held by T. Rowe Price, including Ensco plc Class A Ordinary Shares (the “Ensco Fund”). The Plan limits the portion of a participant’s aggregate account balance that may be invested in the Ensco Fund to 25% with a similar percentage limitation on “new money” investments. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, certain administrative fees and net appreciation (depreciation) of the fair value of investments are allocated to each Plan Participant’s account based on the change in unit value for each investment fund in which the participant has an account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The Plan’s investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of the shares of the funds. The Plan’s investment in the Ensco Fund is stated at fair value using the quoted market price of the Company’s stock. The Plan’s investments in the T. Rowe Price Active Retirement Trust Funds and the T.Rowe Price Stable Value Common Trust Fund are stated at fair value based on the net asset values of shares owned in the funds.

The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. This fund’s investments meet the fully benefit-responsive investment contract criteria and therefore the underlying investment and related transactions are reported at contract value. The T.Rowe Price Stable Value Common Trust Fund’s net asset value is therefore computed on a contract value basis. This net asset value represents the Plan’s fair value as the net asset value is the basis upon which the Plan transacts with the fund.

Purchases and sales of mutual funds and the Ensco Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The T. Rowe Price Active Retirement Trust Funds are comprised of 12 trusts formed under the T. Rowe Price strategic common trust fund. The trusts are operated by T. Rowe Price and are structured as a trust of trusts whereby the underlying trusts invest directly in securities. The investment objectives are to invest over time in a diversified portfolio of underlying trusts that represent various asset classes and sectors to provide stability of principal and to deliver consistent returns to participants.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains and/or losses and the unrealized appreciation/(depreciation) on those investments. Net appreciation/(depreciation) includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Distributions

Distributions of benefits to participants are recorded when paid.

Notes Receivable from Participants

Approved loans to eligible participants are granted from the Plan Participants’ vested accounts. The interest rate is a fixed rate determined monthly and interest income is recorded on the accrual basis. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through participant payroll deductions. Loans may not exceed the limitations listed in the Plan document, which are the lesser of 50% of the Plan Participant’s vested balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The Plan allows no more than two outstanding loans at a time to any one participant.

Loan payments to participants are recorded when paid. As of December 31, 2015 and December 31, 2014, loans of approximately $40,000 and $100,000, respectively, were requested by Plan participants but had not yet been paid.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“Update 2015-12”). Part I eliminates the requirements to measure fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or deprecation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Plan management elected to adopt Parts I and II as of January 1, 2015.

In May 2015, the FASB issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under the fair value standard. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and is to be applied retrospectively. Plan management elected to adopt ASU 2015-07 as of January 1, 2015.

3. FAIR VALUE MEASUREMENTS
U.S. GAAP established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. The following fair value hierarchy table categorizes information regarding the Plan’s net assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2015
Mutual funds	$159,971,380	$—	$—	$159,971,380
Ensco Fund	20,341,750	—	—	20,341,750
Common collective trust funds		170,726,680		170,726,680
Total Investments at fair value in hierarchy	180,313,130	170,726,680	—	351,039,810
Investments measured at net asset value(1):
Stable Value Common Trust Fund				99,852,288
Investments at fair value	$180,313,130	$170,726,680	$—	$450,892,098
As of December 31, 2014
Mutual funds	$198,734,593	$—	$—	$198,734,593
Ensco Fund	31,767,445	—	—	31,767,445
Common collective trust funds		173,639,233		173,639,233
Total Investments at fair value in hierarchy	230,502,038	173,639,233	—	404,141,271
Investments measured at net asset value(1):
Stable Value Common Trust Fund				107,318,951
Investments at fair value	$230,502,038	$173,639,233	$—	$511,460,222

(1)
Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statements of net assets available for benefits.

4. ADMINISTRATIVE FEES
Fees paid by the participants and the Plan for investment management, qualified administrative expenses and loan origination services amounted to $136,102 and $167,553 for the years ended December 31, 2015 and 2014, respectively. Expenses are paid through certain percentages of returns generated by the investment funds elected by participants.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. TAX STATUS
The IRS has determined and informed the Company by letter dated November 6, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, management believes that the Plan is designed and operated in compliance with the applicable requirements of the Code, the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

7. PARTY-IN-INTEREST TRANSACTIONS
Our Plan investments include shares of mutual funds and common collective trust funds managed by T. Rowe Price, the trustee as defined by the Plan, and, therefore, transactions in those investments qualify as party-in-interest transactions.
Transactions in Company shares held by the Plan in the Ensco Fund as an investment and approved loans to eligible participants also qualify as party-in-interest transactions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$484,868,960	$555,831,558
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	—	1,578,597
Net assets available for benefits per Form 5500	$484,868,960	$557,410,155

The following is a reconciliation of additions to net assets between the financial statements and Form 5500:

	2015	2014
Additions to net assets per the financial statements	$46,360,839	$72,993,404
Change in adjustment to fair value from contract value for fully benefit-responsive investment contracts	1,578,597	178,595
Additions to net assets per Form 5500	$47,939,436	$73,171,999

These reconciling items noted above are due to differences in the method of accounting used in preparing the Form 5500 as compared to the financial statements.

9. RISKS AND UNCERTAINTIES
The Plan invests in investment options that are exposed to various risks including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near-term and that such changes could materially affect Plan Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

ENSCO SAVINGS PLAN
E.I.N. 76-023579, PLAN NUMBER 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

Identity of Issue or Party Involved	Description of Investment	Rate of Interest	Fair Value

T. Rowe Price:
*T. Rowe Price Stable
Value Common Trust Fund	Common Collective Trust Fund	—	$99,852,288
*Blue Chip Growth Fund	Mutual Fund	—	56,706,510
*Mid-Cap Growth Fund	Mutual Fund	—	35,726,754
*Vanguard Institutional Index Fund	Mutual Fund	—	19,286,678
*Blackrock Russell 1000 Value Fund T	Common Collective Trust Fund	—	13,406,708
*Spectrum Income Fund	Mutual Fund	—	9,993,312
*Euro Pacific Growth Fund	Mutual Fund	—	9,201,125
*Vanguard Small-Cap Value Index Fund	Mutual Fund	—	8,528,824
*Stephens Small Cap Fund	Mutual Fund	—	7,019,242
*Vanguard Bond Fund	Mutual Fund	—	6,490,622
*Cohen Steers Fund	Mutual Fund	—	5,230,118
*DFA Emerging Market Fund	Mutual Fund	—	1,396,099
*Vanguard Prime Money Market Fund	Mutual Fund	—	392,096
*Retirement Income Fund	Common Collective Trust Fund	—	1,139,325
*Retirement 2005 Fund	Common Collective Trust Fund	—	1,475,773
*Retirement 2010 Fund	Common Collective Trust Fund	—	1,794,468
*Retirement 2015 Fund	Common Collective Trust Fund	—	4,640,589
*Retirement 2020 Fund	Common Collective Trust Fund	—	20,411,116
*Retirement 2025 Fund	Common Collective Trust Fund	—	20,592,500
*Retirement 2030 Fund	Common Collective Trust Fund	—	21,036,882
*Retirement 2035 Fund	Common Collective Trust Fund	—	20,312,738
*Retirement 2040 Fund	Common Collective Trust Fund	—	20,242,385
*Retirement 2045 Fund	Common Collective Trust Fund	—	20,113,174
*Retirement 2050 Fund	Common Collective Trust Fund	—	16,027,329
*Retirement 2055 Fund	Common Collective Trust Fund	—	9,533,693

			430,550,348
Employer securities:
*Ensco Fund	Ensco plc Shares	—	20,341,750

*Participant Loans	Participant Loans,	3.25% - 6.25%	19,367,172
	maturity dates ranging
	from January 2016
	to November 2025

			$470,259,270
Historical cost information is not presented on this schedule, as all investments are participant directed.
*Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Savings Plan

		By:	ENSCO International Incorporated
Plan Administrator

Date:	June 17, 2016		/s/ KENNETH SMITH Kenneth Smith President

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.